Exhibit 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF CAPITAL STOCK
The following description is a summary of the material terms that are included in our amended and restated articles of incorporation and our amended and restated bylaws. This summary is qualified in its entirety by the specific terms and provisions contained in our amended and restated articles of incorporation and our amended and restated bylaws, copies of which are incorporated by reference to exhibits to the Annual Report on Form 10-K for the year ended December 31, 2025, and by the provisions of applicable law. We encourage you to read our amended and restated articles of incorporation and our amended and restated bylaws.

Common Stock
Authorized Common Stock.  Our authorized capital stock consists of 6,000,000,000 shares of common stock, no par value, and 250,000,000 shares of preferred stock, no par value.

Authorized But Unissued Capital Stock.  Virginia law does not require shareholder approval for any issuance of authorized shares other than in connection with certain mergers to which we may be a party. However, the NYSE rules require shareholder approval of certain issuances of common stock or securities convertible into or exchangeable for common stock equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.

Voting.  The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Approval of an amendment of our articles of incorporation, a merger, a share exchange, a sale of all our property or a dissolution must be approved by a majority of all votes entitled to be cast.

Dividends.  The holders of our common stock are entitled to receive dividends and other distributions as may be declared by our Board, subject to the preferential rights of any outstanding preferred stock.

Other Rights.  Upon our liquidation, dissolution or winding-up, after payment in full of the amounts required to be paid to holders of any outstanding shares of preferred stock, if any, all holders of our common stock will be entitled to receive a pro rata distribution of all of our assets and funds legally available for distribution.

No shares of our common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock or any of our other securities.

Listing of Common Stock
A primary listing for our common stock is on the NYSE under the trading symbol “PM.” The secondary listing for our common stock is on the SIX Swiss Exchange under the trading symbol “PMI.”

Transfer Agent and Registrar
The transfer agent and registrar of our common stock is Computershare Trust Company, N.A.

Preferred Stock
Our Board of Directors has the authority, without action by the shareholders, to designate and issue preferred stock in one or more series or classes and to designate the rights, preferences and privileges of each series or class, which may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until our

Board of Directors determines the specific rights of the holders of the preferred stock. However, the effects might include:

•	restricting dividends on our common stock;

•	diluting the voting power of our common stock;

•	impairing liquidation rights of our common stock; or

•	delaying or preventing a change in control of us without further action by our shareholders.
We have no present plans to issue any shares of preferred stock.

Board of Directors; Removal; Vacancies
Virginia law provides that the Board of Directors of a Virginia corporation shall consist of a number of individuals specified in or fixed in accordance with the bylaws of the corporation or, if not specified in or fixed in accordance with the bylaws, then a number specified in or fixed in accordance with the articles of incorporation of the corporation. We do not have a classified board of directors. All directors are elected annually.

Under Virginia law, our Board of Directors may amend the bylaws from time to time to increase or decrease the number of directors; provided, that any decrease in the number of directors may not shorten any incumbent director’s term or reduce any quorum or voting requirements until the person ceases to be a director.

Under Virginia law, a member of our Board of Directors may be removed with or without cause by a majority of the votes entitled to be cast at a meeting of shareholders called expressly for that purpose at which a quorum is present. If a director is elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove the director.

Our bylaws provide that any vacancy occurring on our Board of Directors may be filled by the affirmative vote of the majority of the remaining directors, though less than a quorum.

No Cumulative Voting
Our articles of incorporation and bylaws do not provide for cumulative voting in the election of directors.

Majority Voting for Directors
The Company’s bylaws provide that, where the number of nominees for director does not exceed the number of directors to be elected, directors shall be elected by a majority rather than by a plurality vote. Under applicable law, a director’s term extends until his or her successor is duly elected and qualified. Thus, an incumbent director who fails to receive a majority vote would continue to serve as a holdover director. To address that possibility, our Corporate Governance Guidelines require a director who receives less than a majority of the votes cast to offer to resign. The Nominating and Corporate Governance Committee would then consider, and recommend to the Board, whether to accept or reject the offer. In a contested election in which one or more nominees are properly proposed by shareholders, a director-nominee will be elected by a plurality of the votes cast in such election.

Shareholder Nominations and Proposals
Our bylaws set forth the procedures a shareholder must follow to nominate directors or to bring other business before shareholder meetings. Our bylaws provide that, subject to the rights of holders of any outstanding shares of preferred stock, a shareholder may nominate one or more persons for election as directors, or bring other matters, at a meeting only if advance written notice of the shareholder’s nomination has been given, either by personal delivery or certified mail, to and received by, our Corporate Secretary whose address is Avenue de Rhodanie 50, 1007 Lausanne, Switzerland, within such time periods and following such procedures as set forth in the bylaws.

In addition, our bylaws permit an eligible shareholder or group of shareholders who have owned 3% or more of our common stock for at least three years to nominate and include in our proxy statement director candidates to occupy up to 20% of the authorized Board seats.

Business brought before a meeting that does not comply with our by-law provisions will not be transacted.

Special Shareholder Meetings
Under our bylaws, only our Board of Directors or our chairman may call special meetings of shareholders.

Anti-Takeover Statutes
Affiliated Transactions Statute. Virginia law contains provisions governing affiliated transactions. In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder, which is any holder of more than 10% of any class of its outstanding voting shares, for a period of three years following the date that such person became an interested shareholder, unless:

•	a majority of disinterested directors; and

•	the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction.

Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of an interested shareholder or any reclassification, including reverse stock splits, recapitalizations or mergers of the corporation with its subsidiaries, which increases the percentage of voting shares owned beneficially by an interested shareholder by more than 5%.

Control Share Acquisitions Statute. We have opted out of the Virginia anti-takeover law regulating control share acquisitions.